AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Amarc Resources Ltd. ("Amarc", or the "Company") for the year ended March 31, 2007.

This MD&A is prepared as of July 3, 2007. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2	Overview

The Company has assembled a capable and experienced mineral exploration team to focus its efforts toward making a major new mineral deposit discovery. This team is actively evaluating proposals on properties in British Columbia and jurisdictions around the world in order to acquire significant exploration or development projects.

In addition to the properties below, the company is acquiring new ground by on-line staking and conducting preliminary geological assessments in prospective areas of British Columbia.

Bodine Property

In December 2006, Amarc announced that it had acquired, by Option Agreement and staking, a very large exploration property located in central British Columbia, approximately 110 kilometers northeast of Smithers. The Bodine property ("Bodine") is situated approximately 10 kilometers from the CNR-BC Rail line at Takla Landing and is traversed by a mainline industrial road and a network of forestry roads. Provincial grid power is located approximately 55 kilometers from the property.

The Bodine property comprises approximately 637 square kilometers and covers a 100 kilometer long belt of gossanous metasedimentary and metavolcanic rocks of the Sitlika assemblage. The area was the subject of a focused geological mapping initiative by the BC Ministry of Energy and Mines (Schiarizza and Payie, 1997), which showed that Sitlika rocks have the potential to host volcanogenic massive sulphide deposits. In the Bodine area, results from stream sediment sampling have returned outstanding and regionally significant copper and zinc concentrations, ranging from 1650-3500 ppm copper and 1750-4000 ppm zinc, from a stream draining altered felsic volcanic rocks. Preliminary prospecting has uncovered a footwall-type stringer copper-zinc mineralized zone, like that typically associated with the formation of copper and zinc rich

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

volcanic hosted massive sulphide deposits, within an iron oxide horizon which runs for up to 20 kilometers.

The Sitlika rocks in this area are equivalent in age to the rocks hosting the Kutcho volcanogenic massive sulphide deposits in northern BC. Kutcho Creek, a pre-feasibility stage project, hosts several massive sulphide deposits. The largest and most advanced deposit is the Main deposit, with measured and indicated resources of 14.2 million tonnes grading 1.86% copper, 2.44% zinc, 33 grams silver and 0.4 gram gold per tonne, that is potentially amenable to open pit mining (Western Keltic Mines Inc. website, December 2006).

Preliminary property work by Amarc geologists confirmed the occurrence of quartz eye porphyry felsic fragmental volcanic rocks and brecciated and layered sulphides on the Bodine property, which strongly indicate the potential to host a new volcanogenic massive sulphide district. Results of initial channel sampling include: four samples that range from 2.84% to 7.40% copper over widths of 0.10 meter; and three sampled intervals that returned 1.79% copper over 2.90 meters, 1.37% copper over 2.35 meters and 2.38% copper over 1.00 meter.

The Company plans a significant program at Bodine during the summer of 2007 that will include silt sampling, soil sampling, magnetometer surveys and induced polarization surveys to delineate targets for drilling. The cost of the program is expected to be $2.9 million.

Property Agreement

On November 14, 2006, the Company reached an option agreement with an arm's length party to acquire a 100% undivided interest in the Bodine property. Amarc can acquire its interest in the Bodine property by making staged cash payments totaling $225,000 and expending $2,000,000 on the property over the next four years, of which $25,000 was paid in December 2006. The property is subject to a 3% net smelter royalty, 2% of which may be purchased at the Company's sole discretion for $2,000,000 with the remaining 1% subject to a right of first refusal in favor of the Company. Annual advance royalty payments of $50,000 will be required from the fifth year of the agreement to the fifteenth year of the agreement.

Buck Property

In January 2004, the Company entered into an agreement to acquire a 100% interest in the Buck mineral property. The 4,750 hectare Buck property, located 20 kilometers south of Houston, was acquired from United Mineral Services Ltd., a private company owned by a director of the Company, by reimbursing the cost of: staking the property, line-cutting to establish a survey grid, and performing an induced polarization geophysical survey on the property.

In July 2004, the Company reached an agreement with Chatworth Resources Inc. ("Chatworth", then GMD Resource Corp.), pursuant to which Chatworth could earn a 50% interest in the Buck claims by (i) issuing 100,000 units comprised of 100,000 common shares of Chatworth at a deemed price of $0.05 per share, and 100,000 two-year share purchase warrants exercisable at $0.10 per share in the first year and $0.15 per share in the second year, and (ii) incurring exploration expenditures totaling $500,000 over five years, with a minimum annual expenditure

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

of $100,000. Upon signing the agreement, 100,000 common shares and 100,000 warrants of Chatworth were received by the Company. The 100,000 pre-consolidation Chatworth shares, with an estimated fair value of $5,000, were credited against the acquisition cost of the property. The fair value of the Chatworth warrants was estimated on the TSXV acceptance date at $5,000 and has been credited against the acquisition cost of the property. Subsequently, Chatworth completed a six-for-one share consolidation.

Chatworth did not perform its obligations under the July 2004 option agreement, causing the agreement to lapse. Chatworth had since amalgamated with ComWest Capital Corp. to form ComWest Enterprise Corp. In November 2005, Chatworth amalgamated with ComWest Capital Corp. to form ComWest Enterprise Corp. ("ComWest"). Under the amalgamation agreement, the Company's 16,667 post-consolidated Chatworth warrants (100,000 pre-consolidation) were exchanged for 12,426 ComWest warrants, each of which entitled the Company to acquire a ComWest Class "B" voting common share at $1.207 per share until July 16, 2006. These warrants expired unexercised.

The Company allowed the property to lapse and a write down of $55,929 to the Buck property interest was recorded during the year ended March 31, 2007.

RAD Property

In January 2004, the Company entered into an agreement to acquire a 100% interest in the RAD property from United Mineral Services Ltd., a private company owned by a director of the Company, by reimbursing the staking cost of $8,000.

The 2,000 hectare RAD property, located 250 kilometers west of Williams Lake, comprises Jurassic tuffs and volcanic breccia, Upper Cretaceous andesites and basaltic breccias, and overlying Tertiary basalts and andesites. A reconnaissance-level geologic survey performed in 2004 confirmed that a historic induced polarization survey had adequately covered the target area and, consequently, no further exploration is planned at this time. The Company plans to allow the property to lapse.

Nechako Gold Property (formerly "Bob" and "JMD" Properties)

In January 2004, the Company entered into an agreement to acquire a 100% interest in the Nechako mineral property. The 1,300 hectare Nechako property, located 80 kilometers west of Quesnel, was acquired by issuing a total of 200,000 shares of the Company to two arm's length parties. Of these 200,000 shares, 50,000 were not due to be issued until the Company reached a third party joint venture agreement or completed a total of $250,000 in exploration expenditures on the property.

In November 2004, the Company signed an option agreement whereby Endurance Gold Corporation ("Endurance Gold"), an arm's length private company, could acquire a 60% interest in the property by issuing to the Company 250,000 shares in Endurance Gold, and by incurring $250,000 in exploration work on the property over the next three years. The agreement was conditional upon Endurance Gold becoming a publicly-listed company, a condition that Endurance Gold fulfilled on July 27, 2005 when it listed on the TSX Venture Exchange. On

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

August 18, 2005, the Company received its first payment of 50,000 common shares of Endurance Gold at a deemed price of $0.23 per share. This $11,500 was credited against the acquisition cost of the property.

Under the agreement, at the end of the option period, the Company and Endurance Gold could enter into a joint venture to develop the property, with the Company owning 40% and Endurance Gold owning 60%. The two arm's length parties from whom the property was acquired waived their right to the 50,000 shares of the Company referred to above.

Since January 2005, Endurance Gold registered an additional 3,275 hectares of mineral claims within the area of common interest surrounding the property. These form part of the property and are subject to the terms of the agreement with Endurance Gold.

Endurance Gold has performed geologic, geochemical and geophysical surveys on the property as well as carrying out a 422-meter drilling program during November and December 2005. As a result of the expenditures incurred during these programs, Endurance Gold has completed the $250,000 exploration expenditure requirement of the option agreement. The Company received an additional payment of 200,000 common shares of Endurance Gold in December 2005; therefore, Endurance Gold has completed the requirements for vesting a 60% interest in the property.

The Company reviewed Endurance Gold's exploration results and elected not to participate in the additional expenditures required to complete the drilling in December 2005. As a result, the Company's interest in the property was reduced to 32.61% . No further work has been performed on the property by the joint venture since December 2005. During the year ended March 31, 2007, the Company wrote-off the remaining costs of $42,500 related to the property.

The property is underlain by Cretaceous sedimentary rocks. Historical exploration work has identified a large area of epithermal alteration with anomalous gold and gold indicator element mineralization as exhibited from soil and rock chip samples.

Witch Properties

In September 2004, the Company acquired a 100% interest in the Witch porphyry gold-copper property for a cash payment of $10,000. The property comprises approximately 4,600 hectares and is located in the Witch Lake/Chuchi Lake region, approximately 80 kilometers north-northwest of Fort St. James. The Company added to the property by staking an additional 1,750 hectares in four claims.

Exploration work performed by previous owners includes soil sampling, magnetometer surveys, induced polarization surveys, trenching and mapping. Several anomalous areas were outlined, some of which had received historical drilling. Anomalous copper values over discontinuous intervals were encountered in the drilling. Prospective areas of the property remained to be tested by geophysics, and untested targets remained to be drilled. These prospective areas were explored by the Company using geophysical techniques, and anomalous zones were drill tested to determine their geologic character. An evaluation of the results from the characterization drilling indicates that the original Witch property does not warrant additional work by the Company.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

During the quarter ended December 31, 2004, the Company staked an additional 36,350 hectares in the Witch Lake region, over areas prospective for porphyry gold-copper targets in a region underlain by Jurassic Takla Group and Chuchi Group volcanic and sedimentary rocks intruded by Triassic to Cretaceous intrusive rocks. These claims reach to the south of the Mt. Milligan deposit (measured and indicated resource of 408 million tonnes containing 0.18% copper and 0.40 g/t gold – Placer Dome 2003 Annual Report) and comprise the Chona, Kal, M2, M3, M4, M5, Tsil and additional Witch claims. In November 2004, the Kal, M2, M3, M4, M5 and Tsil properties became subject to a farm out agreement with Rockwell Ventures Inc., as described below under "Rockwell Agreement." These claims were surveyed by geophysical techniques then tested by drilling during fiscal 2005. An evaluation of these results was completed, indicating that no further exploration by the Company was warranted, and the M2, M4, M5 Kal and Tsil claims were allowed to lapse in 2005.

During the quarter ended March 31, 2005, the Company registered an additional 31,611 hectares in the same region (the Chica, additional Chona, Tchent, Wolf and Xander claims). During the 2005 exploration season, the Company performed extensive detailed geophysical and geochemical surveys on the properties and selected drill targets exhibiting the types of anomalies characteristic of porphyry gold-copper deposits. The Company completed a program of nine drill holes (964 meters) in October 2005. No significant results were obtained from the drilling.

On January 12, 2007 the Company held 1,306 hectares of the Chona claims in good standing, at which time the property was sold to an arm's length purchaser for the sum of $500. Amarc retains a 2.5% net smelter royalty on production from the property, which can be bought by the Purchaser for $2.5 million. As at March 31, 2007, all of the Company’s Witch and Chona claims had either been sold or had lapsed.

Tulox Property

The Tulox property, located in the Cariboo region and comprising 20,726 hectares, was registered for acquisition during the period July 2005 to March 2006. The Company registered additional claims, totaling 34,356 hectares, during the year ended March 31, 2007.

Subsequent to the Company's fiscal 2007 year end, the Company completed the sale of the Tulox property for consideration of 10,000,000 common shares of Sitec Ventures Corp., subject to certain conditions. The Company will also receive a 3% net smelter royalty return following the commencement of commercial production on the property. The Company also received a "Back in Right" whereby, on completion of $5,000,000 of exploration expenditures on the property, the Company will have 90 days during which it can acquire a 60% interest in the property by agreeing to complete a further $10,000,000 of exploration expenditures on the property.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

Iskut Properties

The Company registered for acquisition a total of 5,175 hectares in five properties in the Iskut River area of northwestern B.C. during the period August 2005 to March 2006. These properties comprise the AA, MEZ, TRI A, Copper 152 and Copper 246 properties.

The Company also entered into a Letter Agreement in May 2006 with an arm's length party, giving the Company the right to explore the 2,302 hectare SEDEX property that adjoins the AA property, and the right to enter into a formal option agreement on or before December 31, 2006 to purchase the SEDEX property by paying the arm's length party $100,000 and 265,000 shares of the Company in stages by December 31, 2010. The purchase was subject to a 1.5% Net Smelter Royalty in favor of the arm's length party, 0.5% of which could be purchased by the Company for $1,000,000. Advance royalty payments of $20,000 annually were payable to the arm's length party commencing on or before December 31, 2011.

During the current year the Company concluded that no further work was warranted on the properties. On December 6, 2006, the Company terminated the Letter Agreement and vended the AA property to the arm's length party. Amarc retains a 1.5% net smelter royalty on production from the property, 0.5% of which can be purchased by the arm's length party for $1,000,000.

Other Properties

The Company also has a 5% net profits interest ("NPI") in the 46 mineral claims comprising the Ana Property in the Yukon Territory, Canada, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. At the present time, the Company has no plans to undertake any programs on these properties.

Market Trends

Copper prices have been increasing since late 2003, averaging US$3.03/lb in 2006. As a result of increasing supply, prices dropped slightly in early 2007, but have increased again since mid February. The average price to mid July 2007 is US$3.09/lb.

Overall, gold prices have been increasing for more than three years. Although there was some volatility late in 2006, the average for the year – US$604/oz – was higher than the average price – US$445/oz – in 2005. This volatility continued in early 2007, but prices have mainly been increasing since mid January. The gold price has averaged approximately US$658/oz to mid July 2007.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars.

		As at March 31
	2007	2006	2005
Current assets	$8,742,826	$4,872,158	$7,888,349
Mineral property interests	–	98,429	155,929
Equipment	25,462	36,951	47,105
Total assets	8,768,288	5,007,538	8,091,383

Current liabilities	78,012	38,431	871,243
Shareholders' equity	8,690,276	4,969,107	7,220,140
Total liabilities & shareholders' equity	8,768,288	5,007,538	8,091,383

Working capital	$8,664,814	$4,833,727	$7,017,106

	Years ended March 31
	2007	2006	2005
Expenses
Amortization	$6,366	$10,154	$13,083
Conference and travel	60,402	37,471	5,591
Exploration	1,033,060	3,012,825	7,553,950
Legal, accounting and audit	33,465	64,160	63,521
Management and consulting	54,714	92,987	45,658
Office and administration	150,163	137,155	106,349
Property investigation	10,396	4,316	–
Salaries and benefits	229,024	382,254	356,841
Shareholder communication	51,857	72,531	104,308
Trust and filing	18,719	17,946	23,350
Foreign exchange (gain) loss	(38,098)	2,645	8,204
Interest on flow-through shares	–	–	92,502
Interest and other income	(333,737)	(129,852)	(242,862)
Loss on sale of equipment	1,678	–	–
Write down of accounts receivable	–	45,088	–
Write down of marketable securities	–	190,392	6,667
Write down of mineral property interest	98,429	10,000	76,000
Subtotal	1,376,438	3,950,072	8,213,162
Stock-based compensation expense (recovery)	–	(16,282)	496,031
Gain on sale of marketable securities	–	(92,887)	(81,554)
Net loss for the year	$1,376,438	$3,840,903	$8,627,639

Basic and diluted loss per share	$0.03	$0.08	$0.19

Weighted average number of common shares
outstanding	54,557,473	49,880,651	45,168,411

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Mar 31	Dec 31	Sep 30	June 30	Mar 31	Dec 31	Sep 30	Jun 30
	2007	2006	2006	2006	2006	2005	2005	2005
Current assets	8,743	5,956	$4,279	$4,704	$4,872	$5,053	$4,374	$5,503
Other assets	25	69	70	73	135	137	186	200
Total assets	8,768	6,025	4,349	4,777	5,008	5,191	4560	5,703

Current liabilities	78	2,180	77	38	38	38	242	114
Shareholders' equity	8,690	3,845	4,272	4,739	4,969	5,153	4318	5,589
Total liabilities &
shareholders' equity	8,768	6,025	4,349	4,777	5,008	5,191	4560	5,703

Working capital	8,665	3,776	4,202	4,667	4,834	5,015	4,132	5,389

Expenses
Amortization	–	2	2	2	3	3	3	3
Conference and travel	–	17	43	–	3	34	–	–
Consulting	2	3	25	24	58	7	13	15
Exploration	271	369	301	92	31	498	1,085	1,399
Legal, accounting and audit	22	2	6	4	6	9	44	5
Office and administration	44	46	35	26	31	30	39	38
Property investigation	2	(4)	10	2	2	2	–	–
Salaries and benefits	60	56	63	50	52	89	156	85
Shareholder communication	10	12	22	8	9	14	26	24
Trust and filing	10	3	5	1	6	3	6	2
Subtotal	421	506	512	209	201	689	1,372	1,571
Foreign exchange loss (gain)	12	(48)	(10)	7	50	(1)	(43)	(4)
Interest income	(224)	(31)	(34)	(40)	(30)	(34)	(25)	(37)
Other	–	–	(1)	(3)	(4)	–	–	–
Subtotal	209	427	467	173	217	654	1,304	1,530
Stock-based compensation	–	–	–	–	–	–	(2)	(14)
Loss on sale of fixed assets	–	–	–	1	–	–	–	–
Loss (gain) on sale of
marketable securities	–	–	–	–	(93)	–	–	–
Mark-to-market adjustment
on warrants	–	–	–	–	16	9	–	98
Write-down of accounts
receivable	–	–	–	–	45	–	–	–
Write-down of marketable
securities	–	–	–	–	–	10	–	57
Write-down of mineral
property interest	43	–	–	56	–	10	–	–
Net loss for the period	$252	$427	$467	$230	$185	$683	$1,302	$1,671

Basic and diluted net loss per
share	$0.00	$0.01	$0.01	$0.00	$0.00	$0.01	$0.03	$0.03

Weighted average number of
common shares
outstanding (thousands)	60,968	52,459	52,459	52,459	52,459	49,053	47,976	47,835

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Results of Operations

The net loss for the year ended March 31, 2007 decreased to $1,376,438 compared to a net loss of $3,840,903 for the previous year. The decrease in loss was mainly due to lower exploration expenditures compared to the previous year.

Exploration expenses for the year ended March 31, 2007, excluding stock-based compensation, decreased to $1,033,060, compared to $3,012,825 for the previous year. This decrease was due to reduced exploration programs being carried out in British Columbia. The major exploration expenditures during the year were geological (2007 – $635,870; 2006 – $1,117,544), site activities (2007 – $64,297; 2006 – $727,397), and assay and analysis (2007 – $162,429; 2006 – $205,889). Option payments related to mineral property interests decreased to $25,000, compared to option payments of $78,750 made for the previous year.

The major administrative costs during the year were salaries and benefits (2007 – $229,024; 2006 – $382,254), office and administration (2007 – $150,163; 2006 – $137,155), conference and travel (2007 – $60,402; 2006 – $37,471), management and consulting (2007 – $54,714; 2006 – $92,987), and shareholder communication (2007 – $51,857; 2006 – $72,531). The decrease in administrative costs was mainly due to the reduced exploration activities.

Interest and other income increased to $333,737 for fiscal year 2007 compared to $129,852 for the same period last year due to higher cash balances on hand and accrued interest earned on a 20%, 90 day promissory note on funds lent to a related party, Rockwell Ventures Inc. (now renamed "Rockwell Diamonds Inc.).

A small loss of $1,678 on the sale of fixed assets was recorded during the year ended March 31, 2007 compared to nil for the previous year. A write down of mineral property interest of $98,429 was recorded during the year ended on March 31, 2007, compared to $10,000 for the previous year, as more decisions were made to discontinue exploration on certain properties.

There was no stock-based compensation expense or recovery recorded in the current year because no options were granted or outstanding during the period compared to a recovery of $16,282 recorded in the previous year.

1.6	Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements.

On December 22, 2006, the Company announced a private placement of up to 10,000,000 units ("Units"), of which up to 40% was be flow-through units, at a price of $0.50 per Unit. The private placement was subsequently increased to 10,490,000 Units consisting of 4,490,000 flow-through units and 6,000,000 non-flow-through units. Each flow-through unit consists of one flow-through common share and a warrant and each non-flow-through unit consists of one non-flow-through common share and a warrant. Each warrant entitles the holder to purchase one non-flow-through common share until January 17, 2009,

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

at a price of $0.55 per share. The private placement was completed on January 26, 2007. The Units are subject to a four month hold period under applicable Canadian securities legislation.

In accordance with certain provisions of the Income Tax Act (Canada), the Company is obligated to spend these flow-through proceeds by December 31, 2007.

The Company had working capital of approximately $8.7 million as at March 31, 2007 which is sufficient to fund its known commitments.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

Operating activities

Cash used in operating activities was $1,222,791 in fiscal year 2007, compared to $4,625,140 for the previous year. Cash used in operating activities was attributable primarily to exploration programs carried out on its British Columbia mineral properties. The Company anticipates continuing to use its cash in its operating activities to carry out its exploration programs.

Investing activities

Cash used in investing activities increased to $5,496,555 for fiscal year 2007, compared to cash flow of $240,292 in the previous year. Cash used in investing activities in the current year resulted from the Company advancing $5,500,000 to Rockwell Ventures Inc. (a public company with certain directors in common with the Company) pursuant to a 90-day promissory note. Interest on the promissory note is calculated at a rate of 20% per annum, compounded quarterly. Subsequent to the year end, this $5,500,000 promissory note was repaid, including 497,993 common shares of Rockwell Ventures Inc., at a deemed price of $0.495 per share, representing interest on the promissory note. Also subsequent to the year end, the Company sold these common shares of Rockwell Ventures Inc. for proceeds of approximately $315,500.

Financing activities

Cash flows from financing activities were $5,097,607 in fiscal year 2007, compared to cash flows of $1,587,402 for the previous year. Cash flows from financing activities in the current period were attributable to a private placement commenced December 2006. Cash flows from financing activities in the prior year were attributable to cash received from the exercises of warrants and options.

Requirement of Financing

Development of any of the Company's mineral properties beyond feasibility will require additional equity and possibly debt financing. As the Company is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.7	Capital Resources

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Pursuant to the agreement dated December 31, 1996, Hunter Dickinson Inc. ("HDI") of Vancouver, British Columbia, a private company with certain directors in common with the Company, carries out geological, exploration, corporate development, administration, and management services for, and incurs costs with third-party vendors on behalf of, the Company on a full cost-recovery basis.

Costs for services rendered and costs incurred on behalf of the Company by HDI were $884,888 for the year ended of March 31, 2007, as compared to $1,377,312 for the previous year. The variance was due to the decrease in the Company's exploration activities.

On January 26, 2007, the Company advanced $5,500,000 to Rockwell Ventures Inc., pursuant to a 90 day promissory note. Rockwell Ventures Inc. is related by way of having certain directors in common with the Company. Interest on the promissory note is calculated at a rate of 20% per annum, compounded quarterly. Interest income for the year ended March 31, 2007 has been accrued in the amount of $192,877.

1.10	Fourth Quarter

The net loss for the fourth quarter of 2007 decreased to $252,644 from $427,067 in the third quarter of the year primarily due to a decrease in exploration activities and an increase in interest income.

Exploration expenses decreased in the fourth quarter of 2007 to $270,452 from $369,000 in the third quarter of the same year due to the timing of exploration activities.

While other administrative expenses were in line with the third quarter of 2007, management consulting costs decreased to $3,000 in the fourth quarter and the third quarter of the year from $58,000 in the fourth quarter of the previous year. Salaries and benefits increased to $60,000 in the fourth quarter of the year from $56,000 in the third quarter and $52,000 in the fourth quarter of the previous year. Overall administrative expenses increased in the fourth quarter of 2007 as compared to the same quarter of 2006

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

primarily due to the increase in the corporate activities associated with the Company's exploration programs.

Interest income increased by $193,000 in the fourth quarter of 2007 to $224,000 from $31,000 in the third quarter of the same year, and increased from $30,000 in the fourth quarter of 2006, due to the higher interest income accrued on the Rockwell Ventures Inc. 90-day promissory note at a rate of 20% per annum.

A total of $43,000 mineral property interests were written down in the fourth quarter compared to nil for the third quarter of 2007 and the fourth quarter of 2006.

No stock-based compensation expense or recovery was recorded in the fourth quarter, third quarter of 2007, or the fourth quarter of 2006.

1.11	Proposed Transactions

None.

1.12	Critical Accounting Estimates

Not required. The Company is a venture issuer.

1.13	Changes in Accounting Policies including Initial Adoption

None.

1.14	Financial Instruments and Other Instruments

None.

1.15	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1	Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in the notes to the consolidated financial statements.

AMARC RESOURCES LTD.
YEAR ENDED MARCH 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses; and

The required disclosure is presented in the consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.2	Disclosure of Outstanding Share Data

The following table details the share capital structure as at July 3, 2007, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number
Common shares			62,949,473

Warrants	January 17, 2009	$ 0.55	10,490,000

1.15.3	Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information. The Company's Chief Executive Officer and Chief Financial Officer evaluated the Company's disclosure controls and procedures for the year ended March 31, 2007 and have found those disclosure controls and procedures to be adequate for the above purposes.